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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3


                                (AMENDMENT NO. 2)


                TRANSACTION STATEMENT UNDER SECTION 13 (E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                   RULE 13E-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                                PIONEER RAILCORP
                              (NAME OF THE ISSUER)

                                PIONEER RAILCORP
                           PIONEER MERGER CORPORATION
                                 GUY L. BRENKMAN
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, CLASS A $.001 PAR VALUE
                                    WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                    723839106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



              J. MICHAEL CARR                                                      COPY TO:
   PRESIDENT AND CHIEF FINANCIAL OFFICER                                      TIMOTHY E. KRAEPEL
              PIONEER RAILCORP                                         HOWARD & HOWARD ATTORNEYS, P.C.
          1318 SOUTH JOHANSON ROAD                                     39400 WOODWARD AVENUE, SUITE 101
           PEORIA, ILLINOIS 61607                                      BLOOMFIELD HILLS, MI 48304-5151
               (309) 697-1400                                                   (248) 723-0347
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
FILING STATEMENT)

                          ----------------------------
This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.
c.       [ ]      A tender offer.
d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
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

-------------------------------------------------------------- ----------------------------------------------------------------
                   Transaction valuation*                                           Amount of filing fee
                   ----------------------                                           --------------------
                     $4,867,450                                                             $617
-------------------------------------------------------------- ----------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 480,000 shares of common stock of the subject company acquired in the merger for $2.85 per share in cash plus 4,117,000 warrants for $0.85 per warrant (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this
         Schedule 13E-3 equals .0001267 of the Total Consideration.




[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $614                                 Filing Party: Pioneer Railcorp

Form or Registration No.:  Preliminary Schedule 13E-3         Date Filed: November 9, 2004

Amount Previously Paid:  $3                                   Filing Party: Pioneer Railcorp

Form or Registration No.:  Amendment No. 1                    Date Filed: January 11, 2005
                           to Preliminary Schedule 13E-3


                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                  INTRODUCTION


         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") amends the Rule 13E-3 Transaction Statement initially filed on November 9, 2004 and Amendment No. 1 thereto filed on January 11, 2005, and is being filed by Pioneer Railcorp, an Iowa corporation (the "Company") in connection with the proposed merger (the "Merger") of Pioneer Merger Corporation, (a newly-formed, wholly-owned subsidiary of the Company) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of September 21, 2004 (the "Merger Agreement"), between the Company and Pioneer Merger Corporation, as it may be amended from time to time. Mr. Brenkman, as an affiliate of the Company, is required under federal securities laws to join in this Schedule 13E-3.


         Upon effectiveness of the Merger, (i) each share of the Company's common stock, par value $0.001 per share (the "Common Stock"), held of record by a shareholder who owns, as of the effective time of the merger, fewer than 2,000 shares of Common Stock will be converted into the right to receive $2.85 in cash from the Company; (ii) each share of the Common Stock held of record by a shareholder who owns, as of the effective date of the merger, 2,000 or more shares of Common Stock will not be affected by the Merger and will remain outstanding; and (iii) each warrant outstanding at the effective time of the merger will be exchanged for cash in the amount of $0.85 per warrant.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Pioneer Railcorp will be given notice of and asked to approve the Merger and the Merger Agreement at the Company's special shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to
Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


ITEM 1.           SUMMARY TERM SHEET

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."

ITEM 2.           SUBJECT COMPANY INFORMATION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--General, --Repurchases of Securities by Pioneer Railcorp, --Recent Affiliate Transactions in Pioneer Railcorp Securities; --Market for Securities and Dividend Information; and --Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON


                  The filing persons are Pioneer Railcorp, Pioneer Merger Corporation, and Guy L. Brenkman. The subject company is Pioneer Railcorp. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--General," "--Pioneer Merger Corporation," "--Directors and Executive Officers of Pioneer Railcorp" and "--Voting Securities and Principal Holders Thereof."



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ITEM 4.           TERMS OF THE TRANSACTION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY TERM SHEET --Overview of the Merger," "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Requirements for Shareholder Approval," "SPECIAL FACTORS--Purposes of and Reasons for the Merger Proposal, --Structure of the Merger, --Recommendation of our Board of Directors; -- Financial Fairness, --Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders and --Material U.S. Federal Income Tax Consequences of the Merger," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Rights of Appraisal" and "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof."

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Recent Affiliate Transactions in Pioneer Railcorp Securities, and -- Repurchases of Securities by Pioneer Railcorp"; "SPECIAL FACTORS--Recommendation of our Board of Directors; -- Financial Fairness, -- Interests of Certain Persons in the Merger, and -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders."

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Structure of the Merger, -- Purposes of and Reasons for the Merger Proposal, -- Purposes of and Reasons of Pioneer Merger Corporation for the Merger Proposal, -- Purposes of and Reasons of the Company's Largest Shareholder, Guy Brenkman, for the Merger Proposal, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders, -- Operations of Pioneer Railcorp following the Merger; -- Financing of the Merger; -- Termination of Securities Exchange Act Registration; and, -- Conversion and Exchange of Stock Certificates and Warrants," and "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES --Directors and Executive Officers of Pioneer Railcorp, -- Market for Common Stock; and -- Dividend Policy,"

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Purposes of and Reasons for the Merger Proposal, --Background of Merger Proposal --Recommendation of our Board of Directors, -- Purposes and Reasons for Pioneer Merger Corporation for the Merger Proposal, -- Purposes of and Reasons of the Company's Largest Shareholder, Guy Brenkman, for the Merger Proposal, -- Interests of Certain Persons in the Merger, -- Pro Forma Effect of the Merger, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders, -- Operations of the Company following the Merger, and -- Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA FINANCIAL STATEMENTS."

ITEM 8.           FAIRNESS OF THE TRANSACTION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Background of the Merger Proposal; -- Recommendation of our Board of Directors; -- Financial Fairness; -- Position of Pioneer Merger Corporation as to the Fairness of the Merger; and - Position of the Company's Largest Shareholder, Guy Brenkman, as to the Fairness of the Merger."

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS - Background of the Merger Proposal, --Financial Fairness, -- Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; Appendix B--Opinion of Independent Financial Advisor; Exhibit 2 -- Final Valuation Report as of June 30, 2004 of Donnelly Penman & Partners; and Exhibit 3 -- Preliminary Valuation Report as of June 30, 2004 of Donnelly Penman & Partners.




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ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -- Financing of the Merger; -- Source of Funds and Expenses" and
                  Exhibit 4 -- Form of Loan Documents.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof, --Recent Affiliate Transactions in Pioneer Railcorp Securities and --Repurchases of Securities by Pioneer Railcorp."

ITEM 12.          THE SOLICITATION OR RECOMMENDATION

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL
                  FACTORS--Recommendation of our Board of Directors; -- Financial Fairness; and -- Position of Pioneer Merger Corporation as to the Fairness of the Merger" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS --Voting at the Special Meeting."


ITEM 13.          FINANCIAL STATEMENTS

                  (a) The required information is incorporated herein by reference to Appendix D of Exhibit 1 which contains Pioneer Railcorp's Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

                  Pioneer Railcorp does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

                  (b) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "PRO FORMA FINANCIAL DATA" is incorporated herein by reference.

ITEM 14.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies."

ITEM 15.          ADDITIONAL INFORMATION

                  Portions of the Preliminary Proxy Statement included as
                  Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 - 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

ITEM 16.          EXHIBITS


                  1. Revised Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on March 1, 2005, including Appendix A--Agreement and Plan of Merger; Appendix B--Opinion of Independent Financial Advisor; Appendix C--Iowa Appraisal Rights Statute, and; Appendix D--Financial Statements.


                  2. Final Valuation Report as of June 30, 2004 of Donnelly Penman & Partners.


                  3. Preliminary Valuation Report as of June 30, 2004 of Donnelly Penman & Partners.



                  4.   Loan Documents.








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                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 1, 2005                PIONEER RAILCORP





                                    By: /s/ J. Michael Carr
                                       -----------------------------------------
                                       J. Michael Carr
                                       President and Chief Financial Officer



                                    PIONEER MERGER CORPORATION




                                    By: /s/ J. Michael Carr
                                       -----------------------------------------
                                       J. Michael Carr
                                       President



                                    GUY L. BRENKMAN



                                    By: /s/ Guy L. Brenkman
                                       -----------------------------------------
                                       Guy L. Brenkman




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                                  EXHIBIT INDEX



1. Revised Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on March 1, 2005, including Appendix A--Agreement and Plan of Merger; Appendix B--Opinion of Independent Financial Advisor; Appendix C--Iowa Appraisal Rights Statute, and; Appendix D--Financial Statements.


2.       Final Valuation Report as of June 30, 2004 of Donnelly Penman &
Partners.

3.       Preliminary Valuation Report as of June 30, 2004 of Donnelly Penman
& Partners.


4.       Loan Documents.















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